Mail Stop 3-09

							February 16, 2005


Ronald W. Barrett, Ph.D.
Chief Executive Officer
XenoPort, Inc.
3410 Central Expressway
Santa Clara, CA  95051

Re:	Xenoport, Inc.
	Registration Statement on Form S-1
	File No. 333-122156

Dear Dr. Barrett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Comments Applicable to the Entire Prospectus
1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.
2. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10%
if you price above $20.
3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.
4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Prospectus Summary, page 1

Overview, page 1
5. As you have chosen to include a summary of your strategy, please revise to include a discussion of the risks and obstacles you must address in implementing this strategy in this Overview section.

Our Product Candidates, page 1
6. We note your disclosure in this section relating to clinical studies related to your XP13512 product. These types of disclosure are too detailed for proper inclusion in the summary. Instead, the disclosure in the summary should be limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing. In that regard, please remove all of your disclosure on the results of your clinical studies from this section.
7. Please define the terms "restless legs syndrome" and "post-herpetic neuralgia" the first time the terms are used.

8. Please provide us with an annotated copy of third party documentation supporting your statement the following statements:

* "For the 12 months ended August 31, 2004, there were
approximately
2.3 million prescriptions written for baclofen in the United
States."
* "Approximately $10 billion is spent worldwide each year on GERD and heartburn medications, and approximately 6% of the global population experiences GERD symptoms."
* "The prevalence of spasticity due to multiple sclerosis, stroke
and
cerebal palsy in 2002 was approximately 5.2 million patients in the
United States and six other major pharmaceutical markets,
respectively."
* "In 2002, more than 74 million people in the United Stats and six
other major pharmaceutical markets, collectively, were afflicted by
migraine, resulting in an approximately $2.9 billion commercial market."
* "In 2000, global sales of anti-nausea drugs were approximately
$1.8
billion."
9. Please also identify the recent studies that indicated "approximately 2% of patients visiting primary care physicians in the
United States and four European countries suffer from RLS symptoms severe enough to disrupt their quality of life," and that indicated
"baclofen may also be effective in treating GERD . . . ."  Please also provide us with annotated copies of the third party documentation supporting the statements you make here.

Risks Related to Our Business, page 3
10. Please revise this discussion so that it is in a bullet-point format.

Risk Factors, page 7

11. We note your disclosure in the introductory paragraph of this section where you state, "The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business." These sentences suggest that not all known risks or uncertainties are described in this section. Please amend your disclosure to state that all material risks are described in the risk factors section, and ensure that the statement is true.

"We have incurred operating losses since inception and expect to continue to incur . . . .," page 7
12. We note the disclosure in Note 1 to the Financial Statements that the financial statements have been prepared assuming that the company will continue as a going concern. Please include as a separate stand alone risk factor your certified accountant`s disclosure regarding their substantial doubt about your ability to continue as a going concern.

13. You state that you expect to incur significant and increasing operating expenses associated with the establishment of a North American specialty sales force and increased manufacturing future, as well for your research and development programs.  Here, and in more
detail in MD&A, please further discuss and quantify the expenses you
expect to incur. In MD&A, you should also discuss the projected timing of establishing your North American specialty sales force as well as any other material expenditure. Please also indicate the timing of your establishing your North American specialty sales force in the risk factor on page 18 entitled "If we are unable to
establish
sales and marketing capabilities or enter into agreements . . . ."
"We will need substantial additional funding and may be unable to raise capital . . . .," page 8

14. We note your disclosure that you expect your existing capital resources and net proceeds from the offering will enable you to maintain currently planned operations through the first half of 2007.
Please indicate how long you expect your existing capital resources without proceeds from the offering will be sufficient to conduct your operations.

"We rely on third parties to conduct our clinical trials.  If these
third parties do . . . .," page 10

15. You indicate that you rely on third parties to conduct your clinical trials. Please identify the third parties that you substantially rely on for conducting your clinical trials. In addition, to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to your document.

16. In addition, if you have experienced delays or other difficulties due to a clinical research organization`s ability to perform, please describe the situation and actual or expected consequences.

"If some or all of our patents expire, are invalidated or are unenforceable, or if . . . .," page11

17. We note your disclosure in the risk factor on page 20 under the
subheading entitled, "Off-label sale or use of generic gabapentin products . . . ." that the composition of matter patents relating to
gabapentin have expired. Please provide similar disclosure in this risk factor.

"Use of third-party manufacturers may increase the risk that we will
not have . . . .," page 14

18. Please indicate which of your third party manufacturers and formulators of your products are located outside of the United States. Please also discuss any impact such third party`s foreign location has had on your operations in the past, if material.

"Safety issues with the parent drugs or other components of our product . . . .," page 15

19. Please revise this risk factor to include discussion that the FDA may require more elaborate and expensive trials than would be required for trials not utilizing already approved FDA drugs. In addition, in an appropriate location in your document, provide a discussion of the FDA`s requirements for such studies in cases where the active ingredients in a product have already received FDA approval.

"We expect to depend on collaborative arrangements to complete the
..
.. .," page 17

20. Please identify any collaborators you currently have an agreement with to develop any of your programs in this risk factor. For example, we note you have disclosed in your Management`s Discussion and Analysis section your agreement with ALZA Corporation. If this arrangement is material to you, please describe the material terms of the agreement in the Business section and also file the agreement as an exhibit to your registration statement.



"If we do not establish collaborations for XP13512 and XP19986, we will have to . . . .," page 17

21. Please indicate when you expect to enter into collaborations for each of the products referenced in this risk factor.

"If we fail to attract and keep senior management and key
scientific
personnel, we . . . .," page 20

22. Please name the key management, clinical and scientific personnel you mention here.

23. If you have had problems attracting or retaining qualified employees, please revise to describe the problems you have experienced.

"We will need to hire additional employees in order to continue our
clinical trials . . . .," page 21

24. To the extent known, please disclose the projected time frame of your hiring the additional employees

"Our stock price may be extremely volatile, and your investment in our common . . . .," page 22

25. We note your disclosure that your operating results are likely to fluctuate significantly from quarter to quarter and year to year. Please consider adding as a stand alone risk factor the risks and consequences of this fluctuation and its effect on your financial condition. In your discussion, please also indicate the specific reasons you expect the fluctuations.

Management`s Discussion and Analysis, page 34

Overview, page 34

26. We note your disclosure concerning your agreement with ALZA Corporation and that ALZA made an upfront, non-refundable cash payment upon initiation of the collaboration and is providing annual research funding on a full-time equivalent employee basis. Please revise to include the aggregate amount that you have received to date from ALZA and how much you may be entitled to receive in the future under the agreement. You should also file the agreement with ALZA as an exhibit to your registration statement.

27. We also note your disclosure concerning your agreement with Pfizer. Please revise to include the aggregate amount that you have received to date from Pfizer and how much you may be entitled to receive under the agreement. In addition, in your Business section, please describe all the material terms of this agreement, including all rights and obligations of both parties under the agreement and revenue or expense sharing provisions. Please also file the agreement as an exhibit to your registration statement.


Research and Development, page 37
28. Please expand the line item "other" in the table to provide additional line item amounts for each category described in note 1 to the table.

Years Ended December 31, 2003, 2002 and 2001

29. We note your disclosure on page 40 that revenues in 2001 consisted of grant revenue from the ATP grant as well $100,000 related to a feasibility agreement with a third party. Please identify the third party and briefly indicate the purpose of the feasibility agreement and the reasons you entered into this agreement.

Liquidity and Capital Resources, page 42

30. We note your disclosure on page 27 under the heading "Dividend Policy" that you are prohibited from paying dividends not solely in connection with your common stock by covenants contained in your loan agreements with GATX Ventures and Transamerica Technology. If material, please describe the material terms of these loans in this section, including dates of the loan, interest rates, maturity dates, and the amount outstanding as of a recent date. You should also file the agreements as exhibits to your document.

Quantitative and Qualitative Disclosures About Market Risk, page
44

31. We note your disclosure that you contract for the conduct of certain manufacturing activities with a contract manufacturer in Europe. Please quantify the amount of your contracting activities completed with this manufacturer.

Business, page 45

32. Throughout this Business section, you reference several industry sources and various statistics and other figures. Please provide us with any copies of all sources cited. Please note that copies delivered should be marked to highlight the relevant information.

Manufacturing, page 58

33. We note the reference to several agreements in this section, including your manufacturing services and product supply agreement with Lonza; a supply agreement with Cardinal Health; and a supply agreement with Heumann. Since it appears you are substantially dependent on these agreements for the manufacture and supply of some of your products, please file these agreements as exhibit to your registration statement. Please also revise to include any termination provision, renewal provisions and purchase commitments, if any, for each agreement.


Management, page 65
34. Please revise this section to include the business experience of
Paul Goddard from 2000 to present date. If he retired after his tenure at Elan Pharmaceutical, please so state. We also note that you have hired Mr. Goddard as a consultant. Please revise his business experience to reflect this information.
Employment Agreements, page 72

35. Please briefly describe any restrictive covenants, including the non-disclosure and non-competition obligations contained in each of the employment agreements described in this section.

Certain Relationships and Related Transactions, page 82

36. In an appropriate place in the section entitled "Management," please provide the material terms of the consulting agreement you have with Dr. Goddard. Please also file the agreement as an exhibit.

Description of Capital Stock, page 88

Common Stock, page 88
37. Please state the expiration date of the options, and state whether the expiration date may be extended and, if so, how.

Underwriting, page 75

38. Please advise us if you are planning to conduct a directed share
offering. If you are, please provide us with any material you intend to sell to potential purchasers such as a "friends and family"
letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures your or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of
Section
5 of  the Securities Act and Rule 134.  We may have further
comments.
39. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
40. If the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
41. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-
ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Notes to Financial Statements, page F-16

2.  Collaboration Revenue, page F-24
42. Please disclose the amount of expenses related to collaboration agreements for each period presented as required by paragraph
14.b.
of FAS 68.

8.  Stockholders` Deficit, page F-31
43. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since December 31, 2003 through the date of your response. Please provide the following information separately for each equity issuance:

a) The date of the transaction,
b) The number of options granted or shares issued,
c) The exercise price or per share amount paid,
d) Management`s fair market value per share estimate and the significant factors, assumptions, and methodologies used in determining fair value,
e) An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one-for-one conversion ratio,
f) The identity of the recipient, indicating if the recipient was a related party,
g) Nature and terms of concurrent transactions,
h) The amount of any compensation or interest expense element,
i) Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;
and,
j) The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by and unrelated valuation specialist.

Please also provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters.


Exhibits
44. Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Keira Ino at (202) 824-5488 or James
Rosenberg
(202) 942-1803 if you have questions regarding comments on the financial statements and related matters. Please contact Song
Brandon at (202) 942-2831 or John Krug at (202) 942-2979 with any other questions.

Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Suzanne Sawochka Hooper, Esq.
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, CA  94306



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Ronald W. Barrett, Ph.D.
XenoPort, Inc.
February 16, 2005
Page 1